UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒          Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013; or

☐          Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to

Commission file number:

THE TD SECURITIES USA 401(k) PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE KING

STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD SECURITIES USA 401(K) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm

TD Securities USA 401(k) Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	16
Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Securities USA 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of TD Securities USA 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD Securities USA 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 19, 2014

TD Securities USA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$33,994	$37,929
Investments, at fair value	156,436,506	124,997,650
Total Investments	156,470,500	125,035,579

Notes receivable from participants	1,157,481	966,862
Employer core contributions receivable	2,575,279	2,376,335
Employer matching contributions receivable	702,907	602,735
Total receivables	4,435,667	3,945,932
Total Assets	160,906,167	128,981,511

Liabilities
Accrued expenses	36,904	35,000
Total liabilities	36,904	35,000

Net assets available for benefits, reflecting investments at fair value	160,869,263	128,946,511

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(181,859)	(513,026)
Net assets available for benefits	$160,687,404	$128,433,485

See accompanying notes.

TD Securities USA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$23,018,031	$11,457,199
Interest, dividends, other	4,464,593	3,298,863
Net Investment income	27,482,624	14,756,062

Contributions:
Participant	6,016,345	5,853,786
Employer	5,813,781	5,570,377
Employee rollovers	1,272,874	783,984
Total contributions	13,103,000	12,208,147

Total additions	40,585,624	26,964,209

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	7,801,851	7,629,824
Transfer of assets	475,335	3,102,806
Administrative expenses	54,519	37,364
Total deductions	8,331,705	10,769,994

Net increase in net assets available for benefits	32,253,919	16,194,215

Net assets available for benefits
Beginning of year	128,433,485	112,239,270
End of year	$160,687,404	$128,433,485

See accompanying notes.

TD Securities USA 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The TD Securities USA 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by The Toronto-Dominion Bank. The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan is a defined contribution plan covering all employees of TD Securities (USA) LLC and other affiliates that adopt the Plan who become eligible on the later of (i) the first day of the month following attainment of age 21 or (ii) the first day of active employment. In accordance with the Plan document dated January 1, 2009, effective January 1, 2010, employees become eligible on the first day of the month following completion of one month of employment. An employee becomes eligible for Matching Employer Contributions and Core Contributions, as defined in the Plan document, on the first day of the month in which they complete one Year of Service (or for an employee who was hired prior to January 1, 2009, the first day of the month after he/she completes 90 days of employment). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants must complete at least 1,000 Hours of Service during the year and must be employed by the Firm on the last day of the year to receive that year’s Core Contribution.

Employees are automatically enrolled upon becoming eligible for the plan. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, is 4% and increases automatically by 1% each January 1 (but not in excess of 8%). Participants may change their Contribution Reduction Contribution, or opt out of the Plan at any time.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may contribute up to 50% of their eligible compensation, as defined in the Plan document. Participant contributions are limited to $17,500 for Plan Year 2013 and $17,000 for Plan Year 2012. Participants who are age 50 or older can make additional contributions called “Catch-up Contributions.” The Firm provides for Matching Employer Contributions and Core Contributions as described below. Both the Matching Employer Contributions and Core Contributions are subject to certain Internal Revenue Code (the “Code”) dollar limitations.

The Matching Employer Contribution is equal to 100% of the Participant’s Compensation Reduction Contributions up to 3% of the Participant’s eligible Compensation plus 50% of the Participant’s Compensation Reduction Contributions on the next 3% of the Participant’s eligible Compensation so that the maximum Matching Employer Contribution is 4.5% of the Participant’s eligible Compensation.

The Core Contribution is determined based on the sum of a Participant’s age and service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (percentage of Eligible Cash Compensation)*

Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

*Certain minimum contributions may apply

For the years ended December 31, 2013 and 2012, Employer Core Contributions totaled $2,575,279 and $2,376,335, respectively.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited and charged with the participant’s contributions, benefit payments and allocations of (i) the Firm’s contributions (ii) Plan earnings and losses, and (iii) expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Firm contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions, matching employer contributions, and any earnings thereon.

Participants whose employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, shall have a non-forfeitable interest in the value of his Core Contributions and earnings thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, the applicable vesting rules of the prior plan shall apply to Participants in such plan.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts, excluding Core Contribution and prior plan Profit Sharing Contribution accounts. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator commensurate with the interest rate set by commercial financial institutions for consumer loans secured by a passbook or other savings as collateral. Interest rates range from 3.25% to 5.00% on loans outstanding at December 31, 2013. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in Plan document) and related earnings.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits (continued)

Upon termination of employment or retirement, participants can elect to take lump sum distributions or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, common collective trust funds (the T. Rowe Price Stable Value Common Trust Fund, or the T. Rowe Price Equity Index Trust) and the common stock of The Toronto-Dominion Bank. In accordance with amendment to the Plan in December 2013, and effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their Aggregate Account shall be subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2013 and 2012, approximately $11,600 and $88,000, respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions or for the payment of plan expenses. For the years ended December 31, 2013 and 2012, employer contributions were reduced by approximately $91,900 and $56,000, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when executed by the participant.

Administrative Expenses

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2013 and 2012, administrative expenses that were accrued for or paid directly by the Plan totaled $54,519 and $37,364, respectively. Fees for recordkeeping services and investment management services were paid by the Plan participants indirectly through the Plan’s investment return.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

3. Federal Income Tax Status

The Plan has received a determination letter from the IRS dated July 20, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2013 or 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Firm contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Firm. Other Plan expenses such as loan record-keeping fees and investment fees are paid by the Plan via reductions of participant account balances.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at December 31:

	December 31
	2013	2012

T. Rowe Price Blue Chip Growth Fund	$13,667,481	$8,709,073
T. Rowe Price Equity Index Trust	13,094,810	10,148,123
T. Rowe Price Stable Value Common Trust Fund	13,013,260	12,446,636
T. Rowe Price Capital Appreciation Fund	12,176,771	9,440,258
T. Rowe Price Small Cap Value Fund	11,357,216	7,045,225
T. Rowe Price Equity Income Fund	11,335,548	8,344,526
T. Rowe Price Mid Cap Growth Fund	11,175,990	7,802,777
T. Rowe Price Retirement 2025 Fund	9,741,464	7,592,572
The Toronto-Dominion Bank common shares	9,274,007	7,931,309
T. Rowe Price Retirement 2020 Fund	7,959,962	Less than 5%

The following table presents the fair value of investments held by the Plan at December 31, 2013 and 2012, respectively:

	December 31
	2013	2012
Investments, at fair value:
Mutual Funds	$121,054,429	$94,471,582
Common Collective Trust Funds	26,108,070	22,594,759
The Toronto-Dominion Bank common shares	9,274,007	7,931,309
	$156,436,506	$124,997,650

During 2013 and 2012, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012
Net appreciation in fair value of investments:
Mutual Funds	$18,773,623	$9,663,847
Common Collective Trust Funds	3,275,404	442,794
The Toronto-Dominion Bank common shares	969,004	1,350,558
	$23,018,031	$11,457,199

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements

US GAAP establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date (i.e., an exit price). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priory to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                              Quoted prices for similar assets or liabilities in active markets

•                              Quoted prices for identical or similar assets or liabilities in markets that are not active

•                              Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                              Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3                                Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

The Plan is required to disclose all significant transfers between fair value hierarchy levels. For the period from December 31, 2012 to December 31, 2013, there have been no transfers between fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013, as compared to those used at December 31, 2012:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

Common Collective Trust Funds: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit- worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual Funds	$121,054,429	$	$	$121,054,429
Common Stocks	9,274,007			9,274,007
Common Collective Trust Funds		26,108,070		26,108,070
	$130,328,436	$26,108,070	$	$156,436,506

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual Funds	$94,471,582	$—	$—	$94,471,582
Common Stocks	7,931,309	—	—	7,931,309
Common Collective Trust Funds	—	22,594,759	—	22,594,759
	$102,402,891	$22,594,759	$—	$124,997,650

7. Related-Party Transactions

The Plan owned 98,408 and 94,051 shares of The Toronto-Dominion Bank common stock valued at $9,274,007 and $7,931,309 at December 31, 2013 and December 31, 2012, respectively, from which the Plan received dividends of $304,726 and $336,141 for years ended December 31, 2013 and December 31, 2012, respectively. These transactions qualify as party-in-interest transactions.

Certain Plan investments were managed and held in trust by T. Rowe Price during 2013 and 2012. This qualifies T. Rowe Price as a party in interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. The investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed the intent to do so, the Firm has the right under the Plan to discontinue its contribution at any time and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2013 and 2012 per the financial statements to the Form 5500:

	December 31
	2013	2012

Net assets available for benefits per the financial statements	$160,687,404	$128,433,485
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	181,859	513,026
Other adjustments	—	—
Net assets available for benefits per the Form 5500	$160,869,263	$128,946,511

The following is a reconciliation of the change in net assets available for benefits for the years ended December 31, 2013 and 2012 per the financial statements to the Form 5500:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$32,253,919	$16,194,215
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	(331,167)	51,036
Other adjustments	—	435,605
Net increase in net assets available for benefits per the Form 5500	$31,922,752	$16,680,856

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

TD Securities USA 401(k) Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Investment	Shares or Units	Fair Value

Mutual Funds *:
T. Rowe Price Blue Chip Growth Fund	211,571	$13,667,481
T. Rowe Price Capital Appreciation Fund	474,543	12,176,771
T. Rowe Price Emerging Markets Stock Fund	135,134	4,354,015
T. Rowe Price Equity Income Fund	345,175	11,335,548
T. Rowe Price International Bond Fund	136,822	1,299,813
T. Rowe Price International Equity Index Fund	91,305	1,235,363
T. Rowe Price Mid-Cap Growth Fund	153,559	11,175,990
T. Rowe Price New Income Fund	429,479	3,994,156
T. Rowe Price Overseas Stock Fund	349,154	3,543,917
T. Rowe Price Retirement 2005 Fund	14,576	188,320
T. Rowe Price Retirement 2010 Fund	48,013	855,600
T. Rowe Price Retirement 2015 Fund	272,785	3,906,276
T. Rowe Price Retirement 2020 Fund	390,386	7,959,962
T. Rowe Price Retirement 2025 Fund	633,385	9,741,464
T. Rowe Price Retirement 2030 Fund	212,640	4,805,660
T. Rowe Price Retirement 2035 Fund	424,520	6,911,181
T. Rowe Price Retirement 2040 Fund	168,299	3,939,879
T. Rowe Price Retirement 2045 Fund	316,494	4,940,473
T. Rowe Price Retirement 2050 Fund	139,067	1,816,210
T. Rowe Price Retirement 2055 Fund	23,129	299,058
T. Rowe Price Retirement Income Fund	2,503	36,994
T. Rowe Price Small Cap Value Fund	225,476	11,357,216
T. Rowe Price U.S. Bond Enhanced Index Fund	139,198	1,513,082
Mutual Funds Total		121,054,429

Common Collective Trusts Funds *:
T. Rowe Price Equity Index Trust	208,185	13,094,810
T. Rowe Price Stable Value Common Trust Fund	12,831,401	13,013,260
Common Collective Trusts Funds Total		26,108,070

The Toronto-Dominion Bank common stock *	98,408	9,274,007

Total Investments Held at End of Year		$156,436,506

Notes Receivable from Plan Participants (maturing from 1 to 180 months; interest rates of 3.25% to 5.00%)**		1,157,481

*                 Indicates party in interest to the Plan

**          FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-169721) pertaining to TD Securities USA 401(k) Plan of our report dated June 19, 2014, with respect to the financial statements and supplemental schedule of TD Securities USA 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

New York, New York

June 19, 2014